[GRAPHIC OMITTED]             MOBILE AREA
                             NETWORKS, INC.
                            (OTCBB: "MANW")
                           WWW.MOBILAN(R).COM

TOTAL PLASTIC MOLDING & TECHNOLOGY SOLUTIONS....BY "MANW"
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September 24, 2008



Mr. John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

                  RE:  Response to your 8/19/08 letter


Dear  Mr. Cash:

With respect to your letter dated August 19, 2008 regarding our filing of Form 10-KSB as of December 31, 2007, we offer the following response to your comments:

1. We have amended our filing of Form 10-KSB to include part 8A, Controls and Prodedures.

2. Our amendment includes management's report on internal control over financial reporting in accordance with Item 308T(a) of Regtulation S-B. We have reported that our disclosure controls are "ineffective."

3. There have been no changes in the controls over financial reporting for either the first or second quarter which is consistent with what was reported.

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We understand that we are responsible for the adequacy and accuracy of the disclosure in the filing.

We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We understand that we may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Jerald R. Hoeft

Jerald R. Hoeft
Chief Financial Officer